

07000627

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentry Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 North Point Drive
(No. and Street)

Stevens Point, (City) Wisconsin (State) 54481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Clifford (715) 346-6763
(Area Code – Telephone Number)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 1 2 2007

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

THOMSON FINANCIAL

100 East Wisconsin Avenue, Suite 1800 Milwaukee, WI 53202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John B. Clifford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentry Equity Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John B. Clifford, Vice President
Title

Notary Public
Joann Schultz

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

For the year ended December 31, 2006



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
Sentry Equity Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Sentry Equity Services, Inc. (the "Company") at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 9, 2007

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2006

Assets	2006
Cash & cash equivalents	$ 65,737
Intercompany receivable	32,616
Prepaid expenses	3,801
Total assets	$ 102,154
Liabilities and Stockholder's Equity	
Liabilities:	
Intercompany tax expense payable	$ 11,734
Total liabilities	11,734
Stockholder's equity:	
Common stock, $10 par value:	
Authorized 1,000 shares; issued and outstanding 720 shares	7,200
Additional paid-in capital	752,800
Accumulated deficit	(669,580)
Total stockholder's equity	90,420
Total liabilities and stockholder's equity	$ 102,154

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

For the Year Ended December 31, 2006

		2006
Income:		
Distribution & management fees	$	74,065
Interest		2,227
Total income		76,292
Expenses:		
Employee compensation and benefits		3,329
Licenses and fees		3,102
Telephone and postage		347
Data processing services		4,207
Printing and stationery		800
Management fees		12,000
Other		8,996
Total expenses		32,781
Gain before federal income tax		43,511
Federal income tax expense		15,229
Net income	$	28,282

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2005	$ 7,200	$ 752,800	$ (697,862)	$ 62,138
Net Income	-	-	28,282	28,282
Balance, December 31, 2006	$ 7,200	$ 752,800	$ (669,580)	$ 90,420

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2006

		2006
Cash flows from operating activities:		
Net income	$	28,282
Adjustments to reconcile net income to net cash provided from operating activities:		
Decrease in prepaid expenses		2,547
Increase in intercompany receivable		(41,198)
Change in federal income tax payable due to affiliated company		14,250
Net cash provided from operating activities		3,881
Cash at December 31, 2005		61,856
Cash at December 31, 2006	$	65,737

The accompanying notes are an integral part of these financial statements.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

December 31, 2006

(1) Nature of Business

Sentry Equity Services, Inc. (the "Company") is a wholly-owned subsidiary of Sentry Insurance a Mutual Company ("SIAMCO"), and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations were limited to the underwriting of, interests, or participations in SIAMCO's life insurance subsidiary separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and October 13, 2003 for variable life insurance.

(2) Significant Accounting Policies

Distribution fees and interest income are recorded when earned. Expenses are accrued and expensed when incurred. Cash and cash equivalents represent amounts on deposit with banks or invested in highly liquid financial instruments with original maturities of three months or less. They are reported in the financial statements at fair value.

The Company participates in an expense allocation system as a wholly-owned subsidiary of SIAMCO. Expenses allocated of $17,677 for the year ended December 31, 2006, are based upon time and usage studies that are updated at least annually by the Company and SIAMCO. Expenses which are not allocated, totaled $15,104 for the year ended December 31, 2006.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

(3) Income Taxes

The Company files a calendar-year consolidated Federal income tax return with SIAMCO. In accordance with the intercorporate tax allocation policy, the Company pays to or receives from SIAMCO amounts equivalent to the Federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercorporate tax allocation agreement, the Company paid income taxes of $979 during the year ended December 31, 2006. The Company receives tax credits from SIAMCO to the extent current tax credits are available to the consolidated tax return group. As there are no differences between the bases of assets and liabilities for financial and tax reporting purposes, no deferred income taxes have been recorded.

SENTRY EQUITY SERVICES, INC.

Notes to Financial Statements

December 31, 2006

(4) Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2006, the Company had net capital, as defined, of $54,003, and a net capital requirement of $5,000. The Company's net capital ratio was 0.22 to 1 at December 31, 2006, which did not exceed the 15 to 1 limit under the Rule.

(5) Related Party Transactions

As exclusive underwriter for the sale of variable annuities and variable universal life policies for SIAMCO affiliates, the Company received $29,065 in distribution fees from these entities for the year ended December 31, 2006.

The Company receives management fees from an affiliate of SIAMCO for which it provides underwriting services. The management fee is discretionary and is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Management fees of $45,000 are included in company income for the year ended December 31, 2006. This same affiliate of SIAMCO is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

The Company has an agreement with SIAMCO for legal and marketing service received whereby the Company pays management fees in lieu of distributions through the expense allocation system.

Schedule I

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Stockholder's equity	$	90,420
Less nonallowable assets:		
Prepaid expense - NASD deposit		3,801
Intercompany Receivable		32,616
Net capital		54,003
Less net capital requirement		5,000
Net capital in excess of required amount	$	49,003
Aggregate indebtedness:		
Total liabilities	$	11,734
Aggregate indebtedness	$	11,734
Ratio of aggregate indebtedness to net capital		0.22 to 1

RECONCILIATION UNDER RULE 17a-5(d)(4)

No differences exist between the preceding compution of net capital and the unaudited Focus Report IIA of form X-17A-5 as of December 31, 2006.

Schedule II

SENTRY EQUITY SERVICES, INC.

Statement for Determination of Reserve
Requirement and Information Relating to
Possession or Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2006

The Company claims exemption from the provisions of
Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.



PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Board of Directors and Stockholders
of Sentry Equity Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sentry Equity Services, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 15c-3-1; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control activities and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

PRICEWATERHOUSECOOPERS

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 9, 2007

END